Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-254480 and 333-262091) pertaining to AFC Gamma, Inc.’s Stock Incentive Plan of our report dated March 10, 2022, with respect to the consolidated financial statements of AFC Gamma, Inc. and Subsidiary appearing in this Annual Report on Form 10-K of AFC Gamma, Inc. for the year ended December 31, 2021, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators.

/s/ CohnReznick LLP

Chicago, Illinois
March 10, 2022